Exhibit A

Deutsche Wohnen AG

Frankfurt am Main

(ISIN DE000A0HN5C6 / WKN A0HN5C)

Settlement Offer to the Minority Shareholders of

GSW Immobilien AG

Berlin, Germany

- ISIN DE000GSW1111 -

On April 30, 2014, Deutsche Wohnen AG, Frankfurt am Main, Germany, entered into a domination agreement (the “Domination Agreement”) with GSW Immobilien AG, Berlin, Germany. This Agreement was approved by the general meeting of Deutsche Wohnen AG on June 11, 2014 and by the general meeting of GSW Immobilien AG on June 18, 2014. Following the registration of the Domination Agreement with the commercial register of Charlottenburg in Berlin on September 4, 2014, the Domination Agreement entered into force.

In the Agreement, Deutsche Wohnen AG undertook, upon request by a minority shareholder of GSW Immobilien AG, to acquire the shareholder’s shares in exchange for no-par value bearer shares in Deutsche Wohnen AG, each representing a notional value of EUR 1.00 in the share capital, thus three no-par value shares of GSW Immobilien AG (ISIN DE000GSW111)

for seven no-par value bearer shares (Deutsche Wohnen AG bearer shares) (ISIN DE000A0HN5C6)

Deutsche Wohnen AG guarantees the minority shareholders of GSW Immobilien AG for the duration of the Domination Agreement a fixed annual payment in the form of a guaranteed dividend (“Guaranteed Dividend”). The Guaranteed Dividend for each GSW Immobilien AG fiscal year and each bearer GSW Immobilien AG share representing a notional value of EUR 1.00 of the share capital shall be a gross sum of EUR 1.66 (“Gross Compensation Amount”) less any corporate income tax and solidarity surcharge at the prevailing rate for the relevant fiscal year (“Net Compensation Amount”). Under the circumstances at the time of signature of this Agreement, the Gross Compensation Amount is subject to 15% corporate income tax plus 5.5% solidarity surcharge, or EUR 0.26 for each no-par-value share of GSW Immobilien AG. This results under the circumstances at the time of signature of this Agreement in a Guaranteed Dividend of EUR 1.40 for each no-par-value share of GSW Immobilien AG for an entire fiscal year of GSW Immobilien AG. For the sake of clarity, it is agreed that any withholding tax (such as capital gains tax) shall be withheld from the Net Compensation Amount to the extent required by statute. The Guaranteed Dividend shall become due in each case on the first banking day following the general meeting of GSW Immobilien AG for the preceding fiscal year, and for the first time, in the fiscal year 2014 of GSW Immobilien AG. The minority shareholders of GSW Immobilien AG will receive performance on their Guaranteed Dividend to the extent that the dividend per share paid by GSW Immobilien AG for a fiscal year (including pre-payments thereon) falls short of the Guaranteed Dividend amount.

The exchange ratio or, as the case may be, the Guaranteed Dividend for GSW Immobilien AG minority shareholders have been derived from the enterprise values of both companies as well as determined by the management board of Deutsche Wohnen AG and of GSW Immobilien AG with the approval of their respective supervisory board. For this purpose, Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany, was jointly appointed by the management boards of both companies to issue a valuation report for both companies. The contract auditor, MAZARS GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, appointed upon the joint request of both management boards by the Berlin Regional Court, has declared the Guaranteed Dividend and settlement in Deutsche Wohnen AG bearer shares as appropriate, in accordance with section 293e of the German Stock Corporation Act (Aktiengesetz).

Upon registration of the Domination Agreement in the commercial register of GSW Immobilien AG is deemed to have been announced in accordance with § 10 of the German Commercial Code (Handelsgesetzbuch), thus as of September 4, 2014, minority shareholders of GSW Immobilien AG are entitled to accept the Settlement Offer. The offer period ends on November 4, 2014 at 12 AM (midnight).

In the event of an initiation of appraisal proceedings, the rights of GSW Immobilien AG minority shareholders pursuant to section 305 paragraph 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz) remain unaffected.

Minority shareholders of GSW Immobilien AG can tender their GSW Immobilien AG shares (ISIN DE000GSW1111) for the purpose of receiving compensation in Deutsche Wohnen AG bearer shares to their account from their custodian bank to

Deutsche Bank AG

acting as settlement agent. Furthermore, minority shareholders of GSW Immobilien AG are required to submit a written instruction form and authorization, along with an exercise notice for the acceptance of the Settlement Offer. Minority shareholders of GSW Immobilien AG can obtain this form from their custodian bank.

The receipt of the compensation is free of provisions and charges for minority shareholders of GSW Immobilien AG with a domestic depositary account. Due to the refund of the custodian bank fee, the custodian banks are asked to contact the aforementioned settlement agent.

The no-par value shares (bearer shares) in Deutsche Wohnen AG that will be issued to the accepting shareholders of GSW Immobilien AG in the course of the Settlement Offer will be delivered immediately upon the transfer of GSW Immobilien AG shares to the central settlement agent and will be credited to their collective custody account upon completion of all necessary settlement actions. The Deutsche Wohnen AG shares required for the settlement will be provided through a capital increase from conditional capital of up to 15,000,000 Deutsche Wohnen AG bearer shares. Any fractional amounts resulting from the exchange ratio will be utilized compulsorily and the proceeds will be paid out in cash to the beneficiaries. However, GSW Immobilien AG shares that are submitted and are not divisible by three (3) will only be settled for whole Deutsche Wohnen AG shares in accordance with the exchange ratio and the then-remaining fractional amounts of the submission will be paid out in cash.

The up to 15,000,000 bearer shares from the conditional capital increase have been admitted to trading on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment thereof, with additional post-admission obligations (Prime Standard). The new bearer shares from the aforementioned conditional capital increase will be declared deliverable in advance on September 5, 2014 on the Frankfurt Stock Exchange.

In connection with the Settlement Offer and the admission of the shares from the conditional capital increase, a securities prospectus of Deutsche Wohnen AG has been published on September 3 2014 on Deutsche Wohnen AG’s website www.deutsche-wohnen.com (section: “Investor Relations”). Printed copies of the Prospectus are available from the company free of charge during normal business hours at the following address: Deutsche Wohnen AG, Mecklenburgische Straße 57, 14197 Berlin, Germany.

Under the Domination Agreement, if proceedings are initiated pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz) and the court adjudicates a higher settlement, or if Deutsche Wohnen AG grants a higher compensation for a minority shareholder of GSW Immobilien AG to settle potential claims arising out of or in connection with proceedings pursuant to section 1 number 1 German Act on Appraisal Proceedings (Spruchverfahrensgesetz). minority shareholders of GSW Immobilien AG are entitled to a corresponding supplement to the compensation. This entitlement can also be claimed by minority shareholders of GSW Immobilien AG who have already received a settlement regardless of whether the minority shareholder of GSW Immobilien AG participated in any proceeding pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz).

Frankfurt am Main, September 2014

Deutsche Wohnen AG

The Management Board

Important Notice

No action has been or will be taken outside the Federal Republic of Germany and the Grand Duchy of Luxembourg that would permit a public offering of the shares, or the distribution of a prospectus or any other offering material relating to such shares outside these jurisdictions except to the extent that such distribution is permitted under the laws of the relevant jurisdiction. The Acceptance of this Settlement Offer outside of Germany may be subject to restrictions. Persons intending to accept the Settlement Offer outside of Germany are requested to obtain information on and comply with the relevant legal requirements outside of Germany.